Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated October 18, 2018 to the

Prospectus dated October 5, 2018

Registration No. 333-227637

Pricing Term Sheet

dated as of October 19, 2018

Akoustis Technologies, Inc.

$10,000,000 Aggregate Principal Amount of 6.5% Convertible Senior Notes due 2023

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates only to the Convertible Notes Offering and should be read together with the preliminary prospectus supplement dated October 18, 2018 relating to the Convertible Notes Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Issuer:	Akoustis Technologies, Inc. (the “Company”)

Notes:	6.5% Convertible Senior Notes due 2023

Aggregate Principal Amount Offered:	$10.0 million

Maturity:	November 30, 2023

Interest Rate:	6.5% per annum

Pricing Date:	October 19, 2018

Trade Date:	October 19, 2018

Closing Date:	October 23, 2018

Concurrent Common Stock Offering:	Concurrently with the Convertible Notes Offering, the Company will offer 7,250,000 shares of common stock, par value $0.001 per share (the “Common Stock Offering” and, together with the Convertible Notes Offering, the “Offerings”) (or 8,337,500 shares if the underwriters exercise in full their overallotment option), at a public offering price of $4.25 per share, for expected net proceeds to the Company of approximately $28.5 million (or approximately $32.9 million if the overallotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company.

Issue Price:	100%

Underwriting Discount:	6.25%

Interest Payment Dates:	Each February 28, May 31, August 31 and November 30, commencing February 28, 2019.

Conversion Premium to Public Offering Price of Concurrent Common Stock Offering:	120%

Conversion Price:	$5.10 per share

Initial Conversion Rate:	196.08 shares of common stock per $1,000 principal amount of notes

Put Right:	The holders of the notes will have a one-time right, exercisable prior to November 30, 2021 (the “put date”) in the manner described in the indenture, to require the Company to repurchase for cash all (but not less than all) of such holder’s notes on the put date at a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, and including, the put date.

Optional Redemption and Interest Make-Whole Payment:

The Company may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest on such principal, if any, up to the redemption date:

●     on or after November 30, 2019, if the closing sale price per share of the Company’s common stock exceeds 175% of the then-effective conversion price for each of 20 of any 30 consecutive trading days immediately preceding the optional redemption notice;

●     on or after November 30, 2020, if the closing sale price per share of the Company’s common stock exceeds 150% of the then-effective conversion price for each of 20 of any 30 consecutive trading days immediately preceding the optional redemption notice; and

●     on or after November 30, 2021, if the closing sale price per share of the Company’s common stock exceeds 125% of the then-effective conversion price for each of 20 of any 30 consecutive trading days immediately preceding the optional redemption notice.

If the Company redeems the notes as described in this section, the holder will also receive an interest make-whole payment equal to the remaining scheduled interest payments that would have been made on the notes redeemed had such notes remained outstanding through the maturity date. The Company shall pay any such interest make-whole payment in cash; provided, however, that, so long as the Make-Whole VWAP Price (as defined below) is not less than $5.2737 per share (as appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of common stock occurring after the date of issuance of the notes offered hereby), the Company will have the option to pay interest make-whole payments in freely tradable shares of common stock valued at 95% of the volume weighted average price of the common stock for the ten trading days ending on and including the trading day immediately preceding the redemption date (the “Make-Whole VWAP Price”).

Conversion Upon a Qualifying Fundamental Change and Qualifying Fundamental Change Payment:

Upon surrender of notes for conversion in connection with a “qualifying fundamental change” (as defined in the indenture) occurring prior to the maturity date, the Company shall satisfy the related conversion obligation by delivering shares of common stock based on the conversion rate; provided, however, for any conversion of notes following the effective date of certain qualifying fundamental changes in which the consideration received by holders of common stock is composed entirely of cash, the conversion obligation will be calculated by the Company based solely on the price paid (or deemed to be paid) per share of common stock in such qualifying fundamental change (the “stock price”) for the transaction and will be deemed to be an amount of cash per $1,000 principal amount of converted notes equal to the conversion rate, multiplied by such stock price.

If a holder elects to convert its notes in connection with a qualifying fundamental change, the Company will, under certain circumstances, make a payment to such holder equal to $130 per $1,000 of aggregate principal of notes so surrendered for conversion (a “qualifying fundamental change payment”). A conversion of notes will be deemed for these purposes to be “in connection with” such qualifying fundamental change if the relevant conversion date occurs during the period from, and including, the effective date of the qualifying fundamental change up to, and including, the business day immediately prior to the related fundamental change repurchase date (or, in certain circumstances, the 35th trading day immediately following the effective date of such qualifying fundamental change) (such period, the “qualifying fundamental change period”).

The Company shall pay any qualifying fundamental change payment in cash; provided, however, that, so long as the “stock price” (determined as described above) is not less than $5.2737 per share (as appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of our common stock occurring after the date of issuance of the notes offered hereby), the Company will have the option to pay qualifying fundamental change payments in freely tradable shares of common stock valued at 95% of such “stock price”.

Option to Require Repurchase Upon a Fundamental Change	If a “fundamental change” (as defined in the indenture) occurs at any time prior to the maturity date, subject to certain conditions, holders of the notes will have the right, at their option, to require the Company to repurchase for cash all or part of each holder’s notes at a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, to the fundamental change repurchase date.

Record Dates for Interest Payments:	Each February 15, May 15, August 15 and November 15

Ranking:	The notes will constitute our unsubordinated indebtedness ranking pari passu with our outstanding unsubordinated liabilities.
Adjustments:	Conversion and redemption prices will be appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Company’s common stock occurring after the date of issuance of the notes.

Use of Proceeds:	The Company estimates that the net proceeds from the Convertible Notes Offering will be approximately $8.9 million, after deducting fees and estimated expenses. The Company intends to use the net proceeds of the Convertible Notes Offering to fund its operations and the growth of its business, including for capital expenditures, working capital, research and development, the commercialization of its technology and other general corporate purposes.

Underwriter:	Oppenheimer & Co. Inc.

Trading:	The notes will not be listed on any securities exchange or included in any automated quotation system and the Company does not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system. The Company’s common stock is listed on the NASDAQ Capital Market under the symbol “AKTS.”

CUSIP Number:	00973N AC6

The Company has filed a registration statement (including a base prospectus and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus and the other documents the Company has filed with the SEC that are incorporated by reference into the Preliminary Prospectus Supplement for more complete information about the Company and the Convertible Notes Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, or by telephone at 212-667-8563, or by email at EquityProspectus@opco.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the related base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the related base prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the related base prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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